April 17, 2014

Boards of Directors

Macon Bancorp

Entegra Financial Corp.

Macon Bank

220 One Center Court

Franklin, North Carolina 28734

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements in the Code of Federal Regulations and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to the Stock Form of Organization” (the “Valuation Guidelines”) of the Office of Thrift Supervision (“OTS”) and accepted by the Federal Reserve Board (“FRB”), the Office of the Comptroller of the Currency (“OCC”), the Federal Deposit Insurance Corporation (“FDIC”), the North Carolina Commissioner of Banks (“Commissioner”) and applicable regulatory interpretations thereof. Our original appraisal report, dated February 14, 2014 (the “Original Appraisal”), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On January 23, 2014, the respective Board of Directors of Macon Bancorp (the “MHC”), a North Carolina-chartered mutual holding company and Macon Bank (the “Bank”) adopted the plan of conversion (the “Conversion”). Pursuant to the plan of Conversion, the MHC will merge with and into Entegra Financial Corp. (“Entegra”), a North Carolina corporation organized in 2011 as “Macon Financial Corp.” and renamed “Entegra Financial Corp.” in 2014, and in doing so, will convert from the mutual holding company form of organization to the stock form of organization. As a result, Entegra will be the surviving entity and the Bank will become a wholly-owned subsidiary of Entegra. As part of the Conversion, Entegra will offer 100% of its common stock to eligible depositors of the Bank in a subscription offering and, if necessary, to members of the general public through community and/or syndicated offerings (the “Offering”). When the Conversion and Offering are completed, the MHC will no longer exist and Entegra will own all of the outstanding common stock of the Bank, and all of the outstanding common stock of Entegra will be owned by public shareholders. For purposes of this document the existing consolidated entity and Entegra will both be referred to as “Macon” or the “Company,” unless specifically indicated otherwise.

Entegra will offer its common stock in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders, and Other Depositors and Other Members, as such terms are defined for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members

Washington Headquarters Three Ballston Plaza 1100 North Glebe Road, Suite 600 Arlington, VA 22201 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594 E-Mail: mail@rpfinancial.com

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April 17, 2014

of the general public in a community offering and/or a syndicated offering. A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

At this time, not other activities are contemplated for the Company other than the ownership of the Bank and reinvestment of the proceeds that are retained by the Company. In the future and subject to any continuing regulatory restrictions, Entegra may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

The estimated pro forma market value is defined as the price at which Entegra’s common stock, immediately upon completion of the Offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution client institutions.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Macon’s financial condition, including financial data through March 31, 2014; (2) an updated comparison of Macon’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and, (3) a review of stock market conditions since the date of the Original Appraisal incorporating stock prices as of April 17, 2014.

The update reflects only a valuation range as of this date for the pro forma market value of Entegra immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the Conversion.

Boards of Directors

April 17, 2014

Discussion of Relevant Considerations

1. Recent Developments

The Bank’s Consent Order with the FDIC and the Commissioner dated March 26, 2012 (the “Order”), has been lifted subsequent to the date of the Original Appraisal and was replaced by a Memorandum of Understanding (“MOU”) between the FDIC, the Commissioner and the Bank. Importantly, the MOU continues to require the Bank to meet the individual minimum capital requirements (“IMCR’s”) of Tier 1 capital equal to or exceeding 8% of total assets and Total Risk Based capital equal to or exceeding 11% of total risk-weighted assets. In addition, the Written Agreement by and between the Company and the FRB of Richmond dated July 18, 2012 (the “Written Agreement”) remains in place as of the date of this update. While the MOU does not contain the restrictions on payment of dividends by the Bank previously imposed by the Order, the Written Agreement continues to prevent the Company from accepting dividends from the Bank without the prior approval of the FRB of Richmond and restricts the Company’s ability to pay dividends on its common stock and making distributions of interest on subordinated debentures.

2. Financial Results

Table 1 presents summary balance sheet and income statement data for the twelve month period through March 31, 2014, as well as comparable data for the twelve month period ended December 31, 2013, as set forth in the Original Appraisal. The Company’s financial condition and operating results for the quarter ended March 31, 2014 reflected an improvement relative to the December 31, 2013 quarter, which will be discussed more fully below.

Growth Trends

The Company recorded a modest increase in total assets during the quarter ended March 31, 2014, with assets increasing by $4.8 million or by 0.6%, while equity increased $4.2 million or by 13.0%, consistent with Macon’s objective to preserve its capital position in the near term. Asset growth was facilitated primarily by an increase in the investment portfolio of $3.5 million, as excess liquidity was invested in investment securities as a result of soft loan demand during the first quarter of 2014. In light of the soft loan demand and payoff of a large loan, the loan portfolio expanded by $1.6 million over the quarter, primarily due to an increase in loans held for sale. Deposit balances reflected minimal change over the quarter, increasing by $0.5 million (0.1% growth) to equal $684.7 million, while there was no change in borrowings as of March 31, 2014. The significant increase in equity over the quarter was attributable to net income totaling $2.1 million for the three months ended March 31, 2014, as well as a $2.1 million increase in accumulated other comprehensive income related to an improvement in net unrealized holding gains and losses on securities available for sale (“AFS”).

Loan Receivable

Net loans receivable (originated for investment) remained relatively flat over the quarter, increasing from $507.6 million, as of December 31, 2013, to $508.1 million as of March 31, 2014, reflecting a 0.1% increase. The increase in net loans over the quarter was attributable to a reduction in the allowance for loan losses (“ALLL”) as the balance of gross loans declined over the quarter. In addition, the Company experienced the payoff of a $5.7 million commercial real estate loan during the first quarter of 2014. Macon’s loans held for sale increased by $1.2 million or 20.3% over the last three months, due to the timing of loan sales, while mortgage loan production decreased significantly and commercial loan production volume was approximately the same for the March 2014 quarter compared to the previous December 2013 quarter. As discussed in the Original Appraisal, shrinkage in the 1-4 family residential loan portfolio (originated for investment) has resulted from low loan demand in the local market area and, in part, from low interest rates, which has increased demand for loans with maturities in excess of 15 years, which the Company typically sells into the secondary market.

Boards of Directors

April 17, 2014

Table 1

Macon Bancorp

Recent Financial Data

	At December 31, 2013		At March 31, 2014
		% of		% of
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Assets	$784,554	100.00%	$789,326	100.00%
Cash and Cash Equivalents	34,316	4.37%	34,974	4.43%
Investment Securities	176,472	22.49%	179,975	22.80%
FHLB Stock	2,724	0.35%	2,515	0.32%
Loans Held for Sale	5,688	0.72%	6,842	0.87%
Loans Receivable, net	507,623	64.70%	508,082	64.37%
Bank-Owned Life Insurance	19,961	2.54%	20,074	2.54%
Other Real Estate Owned	10,506	1.34%	8,748	1.11%
Mortgage Servicing Rights	1,883	0.24%	2,050	0.26%
Deposits	684,226	87.21%	684,679	86.74%
FHLB Advances	40,000	5.10%	40,000	5.07%
Trust Preferred Debentures	14,433	1.84%	14,433	1.83%
Equity	32,518	4.14%	36,728	4.65%

	12 Months Ended December 31, 2013		12 Months Ended March 31, 2014
		% of Avg.		% of Avg.
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest Income	$31,257	3.77%	$32,193	4.11%
Interest Expense	(6,988)	-0.84%	(6,788)	-0.87%

Net Interest Income	$24,269	2.92%	$25,405	3.24%
Provision for Loan Losses	(4,358)	-0.53%	(3,644)	-0.46%

Net Interest Income after Provisions	$19,911	2.40%	$21,761	2.78%
Other Operating Income	$3,750	0.45%	$3,662	0.47%
Operating Expense	(26,240)	-3.16%	(26,512)	-3.38%

Net Operating Income	($2,579)	-0.31%	($1,089)	-0.14%
Mortgage Banking Income	$2,281	0.27%	$2,391	0.30%
Net Non-Operating Income	$358	0.04%	$344	0.04%
Net Income Before Tax	$60	0.01%	$1,646	0.21%
Income Taxes	(475)	-0.06%	(730)	-0.09%

Net Income (Loss)	($415)	-0.05%	$916	0.12%

Source: Entegra Financial Corp.’s preliminary prospectus and RP Financial calculations.

Boards of Directors

April 17, 2014

Cash and Cash Equivalents, Investments, and Mortgage-Backed Securities

Cash and cash equivalents increased $658,000, to equal $35.0 million as of March 31, 2014, while the total balance of investments and mortgage-backed securities (“MBS”) increased by $3.5 million, to equal $180.0 million or 22.8% of total assets as of March 31, 2014. The increase in investments over the quarter are in an effort to enhance yield in the absence of loan growth. The investment portfolio continues to consist of a majority of MBS and largely of AFS investment securities.

Funding Structure

Deposit balances increased by $453,000 over the quarter ended March 31, 2014 to equal $684.7 million, or 86.7% of total assets. The increase was a result of growth in savings and certificates of deposit (“CD”) accounts, partially offset by a decrease in demand and money market accounts. CDs continue to constitute the largest portion of the Company’s deposit base.

Macon’s FHLB advances and trust preferred debentures remained unchanged over the quarter and totaled $40.0 million and $14.4 million, respectively, as of March 31, 2014. Given the recent environment, the Company has been utilizing fixed rate advances for earnings and interest rate risk management purposes. As stated in the Original Appraisal, after the Offering, the Company intends to pay the deferred interest payments and resume debt service on the subordinated debentures, subject to prior approval by the FRB as long as the Written Agreement remains in place.

Equity

The Company’s equity increased by $4.2 million over the three month period ended March 31, 2014, and equaled $36.7 million or 4.7% of total assets. Growth in the capital balance was the result of an increase in accumulated comprehensive income of $2.1 million and net income of $2.1 million reported for the three month period ended March 31, 2014. As noted in the Original Appraisal, the Company’s valuation allowance on its deferred tax asset (“DTA”) continued to have a significant negative impact on equity. Under certain circumstances (including the Company’s ability to generate future taxable earnings, not triggering a change in control under the Internal Revenue Code, among other items), the Company’s valuation allowance on its DTA, or portions thereof could be reversed, positively impacting capital.

At March 31, 2014, the Bank’s Tier 1 capital equaled 7.26% of assets and Total Risk Based capital equaled 12.34% of total risk-weighted assets, therefore, the Bank does not currently meet the elevated regulatory capital requirements for Tier 1 capital, but does meet the Total Risk Based capital requirement set forth in the MOU. The Offering proceeds will serve to further strengthen the Company’s regulatory capital position and ability to continue to resolve problem assets. Furthermore, it is anticipated that the infusion of net proceeds realized from the Conversion will result in the Bank meeting both the IMCRs, as required by the MOU.

Asset Quality

The Company’s asset quality improved over the quarter, as non-performing assets (“NPAs”) including performing troubled debt restructurings (“TDRs”) were reduced by $9.7 million from $49.1 million as of December 31, 2013 (6.26% of assets) to $39.4 million (4.99% of

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April 17, 2014

assets) as of March 31, 2014, but despite this significant reduction, still remain at elevated levels. The Company’s NPAs declined due to a reduction in nonaccrual loans, performing TDRs, and other real estate owned (“OREO”). Nonaccrual loans decreased $6.4 million, or 41.2% during the quarter ended March 31, 2014, with the largest decrease within the commercial loan portfolio, where non-accruals declined $5.8 million due in part to $3.6 million of loans being returned to accrual status. Additionally, OREO decreased $1.8 million, or 16.7%, during the quarter as disposals and write-downs of $2.4 million outpaced additions of $0.6 million. Although asset quality ratios improved between December 31, 2013 and March 31, 2014, net loan charge-offs for the latest twelve month period increased by $1.1 million. Increased charge-offs resulted primarily from a charge-off of $1.7 million on the Company’s largest lending relationship during the quarter. The expected loss on this relationship had been previously reserved for, resulting in no impact on the provision for loan losses or net income for the quarter ended March 31, 2014.

Income and Expense Trends

The Company’s earnings on a trailing twelve month basis improved from a net loss of $415,000 (0.05% of average assets) reported for the twelve months ended December 31, 2013, as reflected in our Original Appraisal, to net income of $916,000 (0.12% of average assets) reported for the twelve months ended March 31, 2014. Details with respect to changes in the Company’s earnings are more fully explained below.

The primary reasons for the $1.3 million increase in net income is related to higher net interest income of $1.1 million and lower provision for loan losses of $714,000, partially offset by an increase in operating expenses of $272,000, and income tax expense of $255,000. The changes in net interest income was largely attributable to the recognition of approximately $900,000 of deferred interest and discounts related to an improvement in asset quality.

Net Interest Income

The Company’s net interest income increased for the twelve month period ended March 31, 2014 vs. the twelve month period ended December 31, 2013, primarily as a result of increased interest income, reflecting the Company’s investment growth and improving asset quality over the most recent quarter. In this regard, the Company’s increase in investments and decline in non-earning assets (nonaccrual loans and OREO), resulted in an increase in the balance of interest-earning assets, as well as their yield, which was significantly impacted by the non-recurring recognition of approximately $900,000 of deferred interest and discounts related to the improvement in asset quality. The Company’s level of net interest income equaled $25.4 million (3.24% of average assets) for the twelve months ended March 31, 2014, as compared to $24.3 million (2.92% of average assets) reported for the twelve months ended December 31, 2013. Therefore, for the 12 months ended March 31, 2014, the Company’s net interest income increased $1.1 million or 4.7%, while the yield-cost spread also improved, increasing 13 basis points. As stated in the Original Appraisal, the completion of the Conversion will provide the Company with additional interest-free funds to reinvest with limited balance sheet growth in the near term, while over the longer-term, the Company expects to support balance sheet growth, including expansion of interest-earning assets at a positive spread.

Boards of Directors

April 17, 2014

Loan Loss Provisions

Provision for loan losses declined from $4.4 million, or 0.53% of average assets for the twelve months ended December 31, 2013, to $3.6 million, or 0.46% of average assets for the twelve months ended March 31, 2014. This decline is a continuation of the reduction in loan loss provisions since fiscal 2011 and the related improvement in Macon’s asset quality. Over the first quarter of 2014, the decrease in the provision for loan losses was also attributable to a recovery realized from the favorable resolution of a troubled commercial participation loan, and the receipt of several appraisals at values in excess of recorded investments. The improvement in asset quality reflects the Company’s efforts to resolve NPAs through foreclosure and resultant sales of OREO. As of March 31, 2014, NPAs consisted of $9.2 million of nonaccrual loans, $21.5 million of performing TDRs, and $8.7 million of OREO.

Non-Interest Income

Sources of non-interest operating income have been a very minor contributor to earnings. As noted in the Original Appraisal, sources of non-interest operating income consist substantially of fees and service charges generated from the Company’s retail banking activities and through the BOLI investments. Non-interest income decreased for the most recent twelve months relative to the level reported in the Original Appraisal, decreasing by $88,000 to $3.7 million (0.47% of average assets) for the twelve months ended March 31, 2014.

Mortgage banking income is another contributor to earnings. As stated in the Original Appraisal, mortgage banking income consists of gains on the sale of loans and loan servicing income offset by the amortization of mortgage servicing rights (“MSRs”). Mortgage banking income slightly increased for the most recent twelve month period, increasing by $110,000 to $2.4 million (0.30% of average assets) for the twelve months ended March 31, 2014.

Operating Expenses

Operating expenses increased modestly over the last quarter and equaled $26.5 million, or 3.38% of average assets for the twelve months ended March 31, 2014, in relation to $26.2 million or 3.16% of average assets for the twelve months ended December 31, 2013. The increase in operating expenses reflect the increase in general costs to operations, but also a slight increase in the valuation losses on OREO.

As noted in the Original Appraisal, upward pressure will be placed on the Company’s operating expense ratio following the Offering, due to expenses associated with the stock-related benefit plans and operating as a publicly-traded company. At the same time, the increase in capital realized from the Offering will increase the Company’s capacity to leverage operating expenses through resumption of balance sheet growth. Further, if the Company is successful in the continued resolution of problem assets, this should result in lower operating expenses as a percentage of average assets going forward.

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April 17, 2014

Taxes

For the twelve months ended March 31, 2014, the Company reported $730,000 in tax expense, which is a $255,000 increase, as compared to $475,000 of tax expense recorded for the twelve months ended December 31, 2013. The increase reflects a reduction in the Company’s allowable net deferred tax asset based on the available tax planning strategies. As reported in the Original Appraisal, to the extent the Company can reasonably expect taxable earnings in the future, the valuation allowance on the DTA, or portions thereof could be reversed, positively impacting capital. At the same time, as described in the prospectus, the full benefit of the NOLs and realization of the DTA benefit may be dependent upon participation of depositors in the Conversion and the post-Conversion ownership structure of the Company, both immediately following the Conversion and subsequently in the future.

As set forth in the prospectus, the Company’s effective tax rate going forward (after the reversal of the DTA valuation allowance) approximates 30% and is impacted by the level of tax exempt income received from BOLI and municipal securities.

3. Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for the Company, the Peer Group identified in the Original Appraisal, and all publicly-traded savings institutions. The Company’s ratios are based on financial results through March 31, 2014, while the Peer Group’s information is through December 31, 2013.

Financial Condition

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2). Relative to the Peer Group, the Company’s interest-earning asset composition continued to reflect a lower level of cash, MBS and investments (27.55% of assets for the Company versus 33.64% for the Peer Group median) and a higher level of loans (65.24% for the Company versus 60.37% for the Peer Group median). Overall, Macon’s updated interest-earning assets (“IEA”), 92.79% of assets, fell slightly below the Peer Group median of 94.01% of assets, respectively. As of December 31, 2013, the Company’s IEA had been slightly higher compared to the Peer Group median. The Company’s funding composition continued to reflect a greater proportion of deposits (86.74% versus 79.79% for the Peer Group median) and lower level of borrowings, inclusive of subordinated debentures, (6.90% of assets versus 7.07% for the Peer Group median) as compared to the Peer Group’s funding composition. The interest-bearing liabilities (“IBL”) to assets ratios equaled 93.64% and 86.86% for the Company and the Peer Group, respectively. Macon’s updated tangible equity-to-assets ratio equaled 4.65%, which continued to fall significantly below the comparable Peer Group median ratio of 12.10%. Macon’s updated interest-earning assets-to-interest-bearing liabilities (“IEA/IBL”) ratio equaled 99.09%, which remained below the comparable Peer Group ratio of 108.23%, primarily because of the Company’s significantly lower equity.

As discussed in the Original Appraisal, the additional equity realized from stock proceeds will serve to strengthen the Company’s IEA/IBL ratio in comparison to the Peer Group ratio, as the level of interest-bearing liabilities funding assets will decrease due to the increase in equity realized from the offering and because the net proceeds realized from the Offering are expected to be primarily deployed into interest-earning assets. Importantly, however, the Company’s pro forma capital position will increase with the addition of stock proceeds from the Conversion; however, the Company’s pro forma equity-to-assets and tangible equity-to-assets ratios of 9.95% will still be measurably lower than the Peer Group medians of 12.90% and 12.10%, respectively. Accordingly, the Company will continue to have relatively lower equity protection from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower overall funding costs driven by higher equity.

Boards of Directors

April 17, 2014

Table 2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of December 31, 2013

			Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates
			Cash & Equivalents	MBS & Invest	BOLI	Net Loans (1)	Deposits	Borrowed Funds	Sub. Debt	Total Equity	Goodwill & Intang	Tangible Equity	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. & Subdebt	Total Equity	Tangible Equity
Macon Bancorp
March 31, 2014			4.43%	23.12%	2.54%	65.24%	86.74%	5.07%	1.83%	4.65%	0.00%	4.65%	1.33%	17.07%	-2.83%	0.42%	38.04%	-14.67%	-14.67%
All Public Companies
Averages			5.52%	20.84%	1.94%	67.43%	73.82%	11.44%	0.39%	13.16%	0.73%	12.39%	3.40%	5.21%	5.50%	2.29%	17.65%	4.22%	3.57%
Medians			3.62%	16.76%	1.96%	69.47%	75.17%	10.33%	0.00%	12.22%	0.02%	11.04%	2.25%	-4.48%	4.31%	1.06%	5.40%	0.24%	0.48%
State of NC
Averages			10.85%	15.74%	3.87%	65.77%	76.25%	3.59%	0.00%	17.88%	0.10%	17.78%	0.25%	0.48%	7.04%	2.23%	-26.64%	-6.79%	-7.23%
Medians			10.85%	15.74%	3.87%	65.77%	76.25%	3.59%	0.00%	17.88%	0.10%	17.78%	0.25%	0.48%	7.04%	2.23%	-26.64%	-6.79%	-7.23%
Comparable Group
Averages			6.95%	24.86%	2.64%	61.30%	77.05%	7.52%	0.22%	14.05%	0.67%	13.38%	-0.53%	3.82%	1.35%	0.25%	-0.31%	-0.51%	-0.55%
Medians			5.71%	27.93%	2.62%	60.37%	79.79%	7.07%	0.00%	12.90%	0.37%	12.10%	0.40%	-1.53%	-0.83%	-0.51%	0.37%	-2.92%	-2.92%
Comparable Group
ASBB	ASB Bncp Inc	NC	7.20%	26.29%	NA	60.85%	78.14%	6.93%	0.00%	13.79%	0.00%	13.79%	-2.18%	-16.56%	14.68%	-0.95%	0.75%	-9.36%	-9.36%
CHEV	Cheviot Financial	OH	3.77%	29.82%	2.68%	57.37%	79.95%	3.28%	0.00%	15.49%	1.85%	13.64%	-7.10%	-17.65%	-1.05%	-4.33%	-20.78%	-15.73%	-17.31%
FCLF	First Clover Leaf Fin Corp.	IL	13.90%	19.40%	1.37%	59.89%	80.79%	6.55%	0.64%	11.75%	1.87%	9.88%	3.54%	26.04%	-6.08%	9.16%	-25.99%	-6.59%	-7.38%
FSFG	First Savings Financial Group	IN	3.12%	27.77%	2.62%	61.01%	71.55%	15.84%	0.00%	12.00%	1.44%	10.56%	5.26%	-0.28%	6.59%	-0.07%	49.88%	-1.26%	-0.97%
FRNK	Franklin Financial Corp.	VA	6.98%	36.23%	3.22%	49.88%	61.61%	15.23%	0.00%	22.51%	0.00%	22.51%	1.67%	-12.24%	16.75%	3.94%	-5.05%	1.25%	1.25%
HTBI	HomeTrust Bancshares Inc.	NC	14.49%	5.20%	3.87%	70.69%	74.35%	0.26%	0.00%	21.98%	0.21%	21.77%	2.68%	17.52%	-0.60%	5.41%	-54.02%	-4.22%	-5.09%
PULB	Pulaski Financial Corp.	MO	8.12%	3.63%	2.55%	81.92%	79.63%	8.85%	1.51%	9.04%	0.31%	8.73%	-6.41%	42.45%	-10.62%	-7.71%	2.52%	-2.75%	-2.82%
UCBA	United Community Bancorp	IN	4.21%	41.25%	2.62%	48.25%	82.09%	2.93%	0.00%	14.49%	0.61%	13.88%	-0.86%	6.20%	-7.36%	-1.09%	45.17%	34.16%	36.67%
UCFC	United Community Finl Corp.	OH	4.45%	30.93%	2.59%	59.50%	80.08%	8.09%	0.00%	10.07%	0.01%	10.07%	-3.90%	-4.48%	-4.19%	-4.81%	-0.01%	2.53%	2.58%
WAYN	Wayne Savings Bancshares	OH	3.26%	28.10%	2.20%	63.64%	82.28%	7.20%	0.00%	9.40%	0.43%	8.97%	2.03%	-2.79%	5.36%	3.00%	4.43%	-3.10%	-3.01%

			Regulatory Capital
			Tangible Capital (2)	Tier 1 Risk- Based	Risk- Based Capital
Macon Bancorp
March 31, 2014			7.26%	10.85%	12.11%
All Public Companies
Averages			12.62%	19.44%	20.49%
Medians			11.98%	18.21%	19.49%
State of NC
Averages			15.59%	23.23%	24.49%
Medians			15.59%	23.23%	24.49%
Comparable Group
Averages			12.33%	20.79%	22.03%
Medians			11.40%	22.32%	23.59%
Comparable Group
ASBB	ASB Bncp Inc	NC	NA	24.14%	25.39%
CHEV	Cheviot Financial	OH	13.46%	24.72%	25.26%
FCLF	First Clover Leaf Fin Corp.	IL	9.92%	15.91%	17.82%
FSFG	First Savings Financial Group	IN	9.41%	14.25%	15.51%
FRNK	Franklin Financial Corp.	VA	18.85%	26.97%	28.22%
HTBI	HomeTrust Bancshares Inc.	NC	15.59%	22.32%	23.59%
PULB	Pulaski Financial Corp.	MO	NA	NA	NA
UCBA	United Community Bancorp	IN	12.30%	26.07%	27.33%
UCFC	United Community Finl Corp.	OH	10.50%	18.50%	19.76%
WAYN	Wayne Savings Bancshares	OH	8.60%	14.20%	15.40%

(1)	Includes loans held for sale.
(2)	The tangible capital ratio as defined under the latest OTS guidelines at period-end. For holding companies this represents the value for the company’s largest subsidiary.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

Boards of Directors

April 17, 2014

Table 3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended December 31, 2013

				Net Interest Income					Non-Interest Income			Non-Op. Items			Yields, Costs, and Spreads
			Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Gain on Sale of Loans	Other Non-Int Income	Total Non-Int Expense	Net Gains/ Losses (1)	Extrao. Items	Provision for Taxes	Yield On IEA	Cost Of IBL	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
			(%)
Macon Bancorp
March 31, 2014			0.12%	4.11%	0.87%	3.24%	0.46%	2.78%	0.30%	0.47%	3.38%	0.04%	0.00%	0.09%	4.46%	1.03%	3.43%	$4,290	44.35%
All Public Companies
Averages			0.55%	3.70%	0.71%	2.99%	0.15%	2.84%	0.37%	0.57%	3.05%	0.09%	0.00%	0.21%	3.99%	0.92%	3.09%	$5,603	23.60%
Medians			0.56%	3.70%	0.67%	3.03%	0.12%	2.90%	0.09%	0.44%	2.85%	0.03%	0.00%	0.25%	4.00%	0.91%	3.15%	$4,890	32.60%
State of NC
Averages			0.46%	3.36%	0.47%	2.90%	-0.16%	3.06%	0.21%	0.57%	3.17%	0.12%	0.00%	0.19%	3.76%	0.60%	3.16%	$4,610	29.77%
Medians			0.46%	3.36%	0.47%	2.90%	-0.16%	3.06%	0.21%	0.57%	3.17%	0.12%	0.00%	0.19%	3.76%	0.60%	3.16%	$4,610	29.77%
Comparable Group
Averages			0.56%	3.50%	0.64%	2.86%	0.13%	2.73%	0.19%	0.47%	2.68%	0.07%	0.00%	0.19%	3.83%	0.81%	3.10%	$5,099	24.66%
Medians			0.55%	3.60%	0.56%	2.78%	0.10%	2.61%	0.10%	0.44%	2.75%	0.06%	0.00%	0.21%	3.78%	0.71%	2.93%	$4,308	27.54%
Comparable Group
ASBB	ASB Bncp Inc	NC	0.19%	3.05%	0.56%	2.50%	-0.09%	2.59%	0.25%	0.70%	3.31%	0.18%	0.00%	0.08%	3.31%	0.67%	2.64%	$4,237	30.06%
CHEV	Cheviot Financial	OH	0.24%	3.19%	0.71%	2.47%	0.24%	2.23%	0.11%	0.39%	2.39%	-0.04%	0.00%	0.07%	3.68%	0.90%	2.78%	$5,196	22.72%
FCLF	First Clover Leaf Fin Corp.	IL	0.55%	3.25%	0.54%	2.70%	0.08%	2.62%	0.09%	0.20%	2.20%	0.06%	0.00%	0.23%	3.55%	0.70%	2.85%	$6,547	29.23%
FSFG	First Savings Financial Group	IN	0.71%	4.12%	0.57%	3.55%	0.26%	3.29%	0.07%	0.59%	2.96%	0.00%	0.00%	0.28%	4.67%	0.72%	3.95%	$4,089	28.28%
FRNK	Franklin Financial Corp.	VA	0.91%	3.77%	1.32%	2.46%	0.13%	2.33%	0.00%	0.25%	1.67%	0.23%	0.00%	0.24%	4.07%	1.72%	2.35%	$10,974	21.29%
HTBI	HomeTrust Bancshares Inc.	NC	0.73%	3.67%	0.38%	3.29%	-0.23%	3.52%	0.16%	0.44%	3.02%	0.06%	0.00%	0.31%	4.20%	0.52%	3.68%	$4,982	29.48%
PULB	Pulaski Financial Corp.	MO	0.72%	3.86%	0.47%	3.40%	0.80%	2.60%	0.86%	0.43%	2.82%	0.00%	0.00%	0.36%	4.12%	0.53%	3.59%	$2,849	33.22%
UCBA	United Community Bancorp	IN	0.52%	2.91%	0.55%	2.36%	-0.18%	2.53%	0.08%	0.62%	2.62%	0.10%	0.00%	0.19%	3.13%	NA	NA	$4,378	26.80%
UCFC	United Community Finl Corp.	OH	0.56%	3.61%	0.75%	2.86%	0.23%	2.63%	0.27%	0.69%	3.16%	0.14%	0.00%	0.01%	3.78%	0.85%	2.93%	$3,633	1.96%
WAYN	Wayne Savings Bancshares	OH	0.51%	3.59%	0.58%	3.01%	0.05%	2.95%	0.03%	0.37%	2.68%	0.00%	0.00%	0.16%	3.79%	0.71%	3.08%	$4,106	23.54%

(1)	Net gains/losses includes gain/loss on sale of securities and nonrecurring income and expense.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources w e believe are reliable, but w e cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

Boards of Directors

April 17, 2014

The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the twelve months ended March 31, 2014 for the Company and the twelve months ended December 31, 2013 for the Peer Group. Macon recorded 1.33% growth in assets, compared to the Peer Group’s lower asset growth rate of 0.40% based on the median. However, Macon experienced a greater reduction in loans than the Peer Group and Macon’s growth occurred in cash and investments, while the Peer Group recorded a decline in both cash and investments over the twelve months ended December 31, 2013. The asset growth of the Company was funded primarily with borrowings (38.04%), but also with deposits (0.42%). Weaker borrowings growth of 0.37% was recorded by the Peer Group, while deposits minimally decreased at 0.51%. Updated tangible equity growth rates reflected shrinkage of 14.67% for Macon, while the Peer Group recorded a decline of 2.92% on a median basis. As noted in the Original Appraisal, while the Company’s stock proceeds will increase the Company’s equity, the Company’s ability to further increase equity will depend on its ability to further reduce valuation losses on OREO and loan loss provision expenses, which should facilitate earnings improvement and better position the Company for equity growth.

As of March 31, 2014, the Company’s tier 1 leverage ratio was 7.12%, tier 1 risk based ratio was 10.85%, and total risk based capital ratio was 12.11%, therefore, as of March 31, 2014, the Company met its internal capital target of 7.00% for tier 1 leverage, the 10.00% for tier 1 risk based, and 11.00% for total risk based targets. While the Company’s regulatory capital ratios continue to be lower than the Peer Group medians, both the Company’s and the Peer Group’s regulatory capital ratios reflected capital surpluses with respect to the minimum regulatory capital requirements.

Income and Expense Trends

Table 3 displays comparative operating results for Macon based on earnings for the twelve months ended March 31, 2014 and the twelve months ended December 31, 2013 for the Peer Group. Overall, the relationships between the components of the Company’s earnings and the Peer Group’s earnings did not change significantly between the comparable periods. Macon and the Peer Group reported updated net income to average assets ratios of 0.12% and 0.55% (median basis), respectively. As discussed in the Original Appraisal, net interest income, non-interest income and gain on sale of loans, continued to represent the earnings advantages for the Company, which were more than offset by the Peer Group’s lower loan loss provision expense and lower operating expense ratio, resulting in the lower net income for Macon compared to the Peer Group.

The Company continued to maintain a higher net interest income ratio than the Peer Group, which was reflective of the Company’s higher yield-cost spread, which equaled 3.43% versus 2.93% for the Peer Group median. The Company maintained a higher yield on interest-earnings assets (4.46% versus 3.78% for the Peer Group median) and a higher cost of funds (1.03% versus 0.71% for the Peer Group median). Overall, Macon and the Peer Group reported net interest income to average assets ratios of 3.24% and 2.78%, respectively.

Sources of non-interest operating income continued to provide a larger contribution to the Company’s earnings than the Peer Group’s earnings (0.77% versus 0.54% for the Peer Group median), primarily driven by Macon’s higher gain on sale of loans. The Company

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April 17, 2014

continued to report a higher operating expense ratio at 3.38% of average assets versus 2.75% for the Peer Group, mainly due to costs associated with its higher level of problem assets, including ongoing valuation losses on OREO. In assessing Macon’s core earnings strength relative to the Peer Group, the Company’s updated efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 84.29% remained slightly less favorable than the Peer Group’s efficiency ratio of 82.83%. This is due to the Company’s higher operating expenses, which more than offset the benefit of its higher net interest income and non-interest income ratios.

Loan loss provisions for the Company equaled 0.46% of average assets, which remained higher than the Peer Group median of 0.10% of average assets. As stated in the Original Appraisal, the higher loan loss provision expense was related to the significantly higher level of net loan charge-offs (shown in Table 4) recorded by the Company (1.16% of loans versus 0.29% of loans for the Peer Group median), which is the result of Macon’s higher level of problem assets.

Net non-operating income totaled 0.04% of average assets for the Company, which remained similar to the Peer Group median of 0.06% of average assets. The net non-operating income for the Company and the Peer Group resulted from the net gains on sale of investment securities.

The Company reported an effective tax rate of 44.35% for the twelve months ended March 31 2014, which was much higher compared to the Peer Group’s effective tax rate of 27.54% primarily as a result of a reduction in the Company’s allowable net deferred tax asset based on the available tax planning strategies. As set forth in the prospectus, the Company’s effective tax rate going forward (after the reversal of the DTA valuation allowance) approximates 30% and is influenced by the level of tax exempt income received from BOLI and municipal securities.

Macon’s updated credit quality measures, as shown in Table 4 on the following page, although improved since the Original Appraisal, continued to reflect its higher level of problem assets compared to the Peer Group. Specifically based on the Company’s higher ratios for non-performing loans (“NPLs”) as a percent of loans (5.82% versus 4.71% for the Peer Group median), and NPAs (including 90+ day delinquencies) as a percent of assets (4.99% versus 3.62% for the Peer Group). Adjusted NPAs to assets (including 90+ day delinquencies) remain higher for the Company, at 2.27% versus 1.91% for the Peer Group, indicating that the Company had a more significant level of performing TDRs (which are reported as NPAs, but not adjusted NPAs).

Also reflective of the Company’s higher level of problem assets was the higher level of net loan charge-offs (1.16% of loans versus 0.29% of loans for the Peer Group median). The Company also continued to maintain a higher level of reserves to loans compared to the Peer Group median (2.30% versus 1.68%) and comparable levels of reserves to NPLs of (38.98% versus 39.35%) and reserves to NPAs and 90 days delinquent loans (30.33% versus 34.40%).

4. Stock Market Conditions

Since February 14, 2014, the date of the Original Appraisal, the broader stock market has generally been mixed. The release of minutes from the Federal Reserve’s previous meeting, which indicated that some Federal Reserve officials were considering raising interest rates sooner than expected, pressured stocks lower heading into the second half of February. Despite data showing a softening economy, stocks traded higher to close out February.

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April 17, 2014

Table 4

Credit Risk Measures and Related Information

Comparable Institution Analysis

As of December 31, 2013

			REO/ Assets	NPAs & 90+Del/ Assets (1)	Adj NPAs & 90+Del/ Assets (2)	NPLs/ Loans (3)	Rsrves/ Loans HFI	Rsrves/ NPLs (3)	Rsrves/ NPAs & 90+Del (1)	Net Loan Chargeoffs (4)	NLCs/ Loans
			(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)
Macon Bancorp
March 31, 2014			1.11%	4.99%	2.27%	5.82%	2.30%	38.98%	30.33%	$6,122	1.16%

All Public Companies
Averages			0.37%	2.41%	1.54%	2.95%	1.37%	73.24%	55.38%	$5,355	0.35%
Medians			0.18%	1.75%	1.18%	2.29%	1.18%	57.66%	46.89%	$983	0.18%

State of NC
Averages			1.28%	3.90%	3.10%	3.73%	1.97%	75.70%	34.40%	$1,975	0.21%
Medians			1.28%	3.90%	3.10%	3.73%	1.97%	75.70%	34.40%	$1,975	0.21%

Comparable Group
Averages			0.67%	3.62%	2.31%	4.82%	1.62%	45.35%	32.47%	$2,394	0.31%
Medians			0.50%	3.62%	1.91%	4.71%	1.68%	39.35%	34.40%	$1,222	0.29%

Comparable Group
ASBB	ASB Bncp Inc	NC	1.94%	2.82%	2.10%	1.42%	1.63%	113.25%	35.33%	$525	0.12%
CHEV	Cheviot Financial	OH	0.56%	NA	1.75%	NA	0.50%	NA	NA	$1,906	0.57%
FCLF	First Clover Leaf Fin Corp.	IL	0.90%	NA	1.93%	NA	1.48%	NA	NA	$839	0.22%
FSFG	First Savings Financial Group	IN	0.14%	2.38%	0.92%	3.46%	1.40%	40.56%	36.52%	$871	0.21%
FRNK	Franklin Financial Corp.	VA	1.54%	5.59%	5.08%	7.96%	1.91%	24.05%	17.42%	$1,572	0.31%
HTBI	HomeTrust Bancshares Inc.	NC	0.61%	4.97%	4.09%	6.03%	2.32%	38.14%	33.47%	$3,424	0.29%
PULB	Pulaski Financial Corp.	MO	0.44%	4.37%	2.89%	4.67%	1.73%	35.13%	31.25%	$10,513	0.93%
UCBA	United Community Bancorp	IN	0.16%	3.98%	1.88%	7.76%	2.13%	27.42%	26.34%	($569)	-0.22%
UCFC	United Community Finl Corp.	OH	0.36%	3.25%	1.72%	4.75%	2.01%	42.13%	37.37%	$4,130	0.39%
WAYN	Wayne Savings Bancshares	OH	0.00%	1.63%	0.71%	2.54%	1.07%	42.11%	42.11%	$729	0.29%

(1)	NPAs are defined as nonaccrual loans, performing TDRs, and OREO.
(2)	Adjusted NPAs are defined as nonaccrual loans and OREO (performing TDRs are excluded).
(3)	NPLs are defined as nonaccrual loans and performing TDRs.
(4)	Net loan chargeoffs are shown on a last twelve month basis.

Source: SNL Financial, LC and RP® Financial, LC. calculations. The information provided in this table has been obrained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

Boards of Directors

April 17, 2014

Stocks declined sharply on the first day of trading in March, as the Ukraine crisis sparked a global selloff. After initially declining at the start of March 2014, stocks rebounded to close out the first week of March as the threat of the Ukraine crisis escalating diminished and the February employment report showed better-than-expected job growth. Data showing that China’s economy weakened sharply during the first two months of 2014 and rising tensions in Ukraine contributed to stocks trading lower into mid-March. The broader stock market traded unevenly in the second half of March, as investors reacted to mixed reports on the economy and comments from the Federal Reserve Chairwoman signaling that the Federal Reserve could begin raising interest rates earlier than expected. New assurances from the Federal Reserve Chairwoman on the Federal Reserve’s plan to keep rates low until the job market return to normal health and remarks from China’s premier that the Chinese government was ready to take steps to support China’s economy helped to lift stocks at the close of March.

Stocks edged higher at the start of the second quarter of 2014, which was followed by a downturn as investors reacted to March employment data in which the unemployment rate was unchanged from February and job growth was slightly below expectations. Led by advances in technology shares, the broader market traded higher for the first time in four sessions at the start of the first quarter earnings season. Stocks retreated heading into mid-April, with once high-flying biotechnology and Internet companies leading the decline. Stocks recorded strong gains the following week, as investors welcomed some better-than-expected corporate earnings reports. Many high-growth, highly valued stocks (which had seen sharp declines in previous sessions) continued to lag early in the week as investors favored larger, more stable “blue chip” companies. Such “momentum” shares rallied into the close of the week, however. Trading ended Thursday, April 17th, as Wall Street closed on Friday in observance of Good Friday. On April 17, 2014, the Dow Jones Industrial Average closed at 16,408.54 or 1.57% higher since the date of the Original Appraisal and the NASDAQ closed at 4,095.52 or 3.50% lower since the date of the Original Appraisal.

The market for thrift stocks generally paralleled trends in the broader stock market since the date of the Original Appraisal. Thrifts shares faltered on the news that the Federal Reserve was considering raising interest rates sooner than expected. Thrift issues generally followed trends in the broader stock market in late-February and at the start of March, rallying at the end of February and then selling off at the start of March. Lessening concerns about Ukraine, financial sector merger activity and rising home prices boosted thrift shares in early-March 2014. The mid-March global sell-off sparked by news of a slowdown in China’s economy impacted thrift shares as well, which was followed by a rebound supported by some favorable economic data including a pick-up in industrial production. Mixed signals from the Federal Reserve regarding the end of its quantitative easing program and a decline in February pending home sales were factors that pressured thrift stocks lower in late-March. Thrift stocks traded up at the end of the first quarter, as comments by the Federal Reserve Chairwoman that the Federal Reserve would continue to support the economic recovery were well received in the broader market.

Consistent with the broader stock market, thrift stocks traded lower in early-April 2014 with the release of the employment report for March. A disappointing first quarter earnings report posted by J.P. Morgan, along with a sell-off in the broader stock market, pressured financial shares lower heading into mid-April. On April 17, 2014, the SNL Index for all publicly-traded thrifts closed at 713.95, an increase of 4.21% since February 14, 2014, the date of the Original Appraisal.

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April 17, 2014

Updated market pricing data for the Peer Group and the thrift stock market in general is presented in Table 5 below.

Table 5

Macon Peer Group and All Publicly-Traded Thrifts

Median Pricing Characteristics

	At Feb. 14, 2014		At Apr. 17 2014		% Change
Peer Group
Price/Earnings (x)	18.24	x	19.75	x	8.28%
Price/Core Earnings (x)	17.07		20.71		21.32
Price/Book (%)	86.30%		88.28%		2.29
Price/Tangible Book (%)	92.06		93.37		1.42
Price/Assets (%)	10.51		10.93		4.00
Mkt. Capitalization ($Mil)	$79.69		$79.78		0.11
All Publicly-Traded Thrifts
Price/Earnings (x)	16.28	x	16.73	x	2.76%
Price/Core Earnings (x)	17.20		17.12		(0.47)
Price/Book (%)	96.11%		97.28%		1.22
Price/Tangible Book (%)	102.39		102.85		0.45
Price/Assets (%)	12.34		12.55		1.70
Avg. Mkt. Capitalization ($Mil)	$94.66		$100.88		6.57
SNL Thrift Index	685.12		713.95		4.21

Consistent with the changes in the SNL Index for all publicly-traded thrifts, the updated pricing measures for the Peer Group and all publicly traded thrifts were generally higher compared to the Original Appraisal. The book value based pricing measures for the Peer Group increased approximately 2% since the date of the Original Appraisal, while the earnings based pricing measures increased in a range of 8% to 21%. Since the date of the Original Appraisal, the stock prices of nine out of the ten Peer Group companies were higher as of April 17, 2014. A comparative pricing analysis of the Peer Group, all publicly-traded thrifts, and the SNL Thrift Index is shown in Table 5 above, based on closing stock market prices as of February 14, 2014 and April 17, 2014. Exhibit 1 provides pricing and financial data on all publicly-traded thrifts as of April 17, 2014.

As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

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April 17, 2014

For purposes of comparable data in connection with the valuation of the Company, standard conversion offerings are viewed to be the most relevant. As shown in Table 6, one standard conversion has been completed during the past three months. Edgewater Bancorp, Inc. of Michigan’s (“Edgewater”) offering was closed just above the midpoint of its offering range on January 17, 2014, at a P/TB ratio of 55.0%. This standard conversion offering had price appreciation of 2.5% after the first week of trading and as of April 17, 2014, showed a price increase of 4.0% from the respective IPO price.

Importantly, there are some similarities and key differences between the Company and Edgewater. Edgewater had a lower level of NPAs on a pre-conversion basis (3.84% NPAs to assets versus 4.99% for the Company) and was reporting losses on a trailing twelve month basis (pro forma core ROA equal to -1.4%). Gross proceeds of Edgewater’s offering equaled only $6.7 million and thus, the post-conversion market capitalization and expected liquidity of the newly-issued shares of Macon will be well in excess of Edgewater’s issued shares. Edgewater is not listed on NASDAQ and is significantly smaller in asset size ($120 million), but operates in relatively similar rural markets. Over the last three months, three second step conversions have been completed and have begun trading, however comparisons to Macon’s standard conversion offering are less relevant.

Shown in Table 7 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange. Both companies recently completed second step conversion offerings. The current average P/TB ratio for the recent fully-converted offerings equaled 86.18%, based on closing stock prices as of April 17, 2014.

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to the Company’s pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	Previous Valuation Adjustment
Financial Condition	Moderate Downward
Profitability, Growth and Viability of Earnings	Significant Downward
Asset Growth	Slight Downward
Primary Market Area	Slight Downward
Dividends	Moderate Downward
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	Moderate Downward

The factors concerning the valuation parameters of asset growth, primary market area, dividends, liquidity of the shares, and management did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

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April 17, 2014

Table 6

Pricing Characteristics and After-Market Trends

Conversions Completed in the Last Three Months

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to			Insider Purchases				Pro Forma Data
			Financial Info.		Asset Quality						Char. Found.		% Off Incl. Fdn.+ Merger Shares					Pricing Ratios(2)(5)			Financial Charac.
							Excluding Foundation					% of	Benefit				Initial
	Conversion			Equity/	NPAs/	Res.	Gross	%	% of	Exp./		Public Off.	Plans	Recog.	Stk	Mgmt.	Div.		Core		Core		Core	IPO
Institution	Date	Ticker	Assets	Assets	Assets	Cov.	Proc.	Offer	Mid.	Proc.	Form	Excl. Fdn.	ESOP	Plans	Option	& Dirs.	Yield	P/TB	P/E	P/A	ROA	TE/A	ROE	Price
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(1)	(%)	(%)	(x)	(%)	(%)	(%)	(%)	($)
Standard Conversions
Edgew ater Bancorp, Inc. - MI	1/17/14 EGDW-OTCBB		$120	8.15%	3.84%	33%	$6.7	100%	86%	19.5%	N.A	N.A.	8.0%	4.0%	10.0%	13.5%	0.00%	55.0%	NM	5.5%	-1.4%	10.0%	-13.1%	$10.00
	Averages - Standard Conversions:		$120	8.15%	3.84%	33%	$6.7	100%	86%	19.5%	N.A.	N.A.	8.0%	4.0%	10.0%	13.5%	0.00%	55.0%	NM	5.5%	-1.4%	10.0%	-13.1%	$10.00
	Medians - Standard Conversions:		$120	8.15%	3.84%	33%	$6.7	100%	86%	19.5%	N.A.	N.A.	8.0%	4.0%	10.0%	13.5%	0.00%	55.0%	NM	5.5%	-1.4%	10.0%	-13.1%	$10.00
Second Step Conversions
Sugar Creek Financial Corp. - IL*	4/9/14 SUGR-OTCBB		$87	11.96%	2.05%	25%	$3.7	56%	100%	24.7%	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%	0.00%	52.1%	20.15	7.4%	0.4%	14.3%	2.6%	$7.00
Clifton Bancorp Inc. - NJ*	4/2/14 CSBK-NASDAQ		$1,099	17.42%	0.41%	67%	$170.6	64%	87%	1.7%	N.A.	N.A.	6.0%	4.0%	10.0%	0.6%	0.00%	76.4%	47.03	21.2%	0.5%	27.7%	1.6%	$10.00
Waterstone Financial, Inc. - WI*	1/23/14 WSBF-NASDAQ		$1,598	13.32%	5.04%	43%	$253.0	74%	115%	3.4%	N.A.	N.A.	8.0%	4.0%	10.0%	0.8%	0.00%	80.7%	23.05	19.0%	0.8%	23.5%	3.5%	$10.00
	Averages - Second Step Conversions:		$928	14.23%	2.50%	45%	$142.4	65%	101%	9.9%	N.A.	N.A.	7.3%	4.0%	10.0%	2.1%	0.00%	69.7%	30.1x	15.9%	0.5%	21.9%	2.6%	$9.00
	Medians - Second Step Conversions:		$1,099	13.32%	2.05%	43%	$170.6	64%	100%	3.4%	N.A.	N.A.	8.0%	4.0%	10.0%	0.8%	0.00%	76.4%	23.1x	19.0%	0.5%	23.5%	2.6%	$10.00
	Averages - All Conversions:		$726	12.71%	2.84%	42%	$108.5	74%	97%	12.3%	N.A.	N.A.	7.5%	4.0%	10.0%	4.9%	0.00%	66.0%	30.1x	13.3%	0.1%	18.9%	-1.3%	$9.25
	Medians - All Conversions:		$609	12.64%	2.95%	38%	$88.6	69%	94%	11.4%	N.A.	N.A.	8.0%	4.0%	10.0%	2.8%	0.00%	65.7%	23.1x	13.2%	0.4%	18.9%	2.1%	$10.00

Institutional Information			Post-IPO Pricing Trends
			Closing Price:
			First		After		After
	Conversion		Trading	%	First	%	First	%	Thru	%
Institution	Date	Ticker	Day	Chge	Week(3)	Chge	Month(4)	Chge	4/17/14	Chge
			($)	(%)	($)	(%)	($)	(%)	($)	(%)
Standard Conversions
Edgew ater Bancorp, Inc. - MI	1/17/14 EGDW-OTCBB		$10.00	0.0%	$10.25	2.5%	$10.25	2.5%	$10.40	4.0%
	Averages - Standard Conversions:		$10.00	0.0%	$10.25	2.5%	$10.25	2.5%	$10.40	4.0%
	Medians - Standard Conversions:		$10.00	0.0%	$10.25	2.5%	$10.25	2.5%	$10.40	4.0%
Second Step Conversions
Sugar Creek Financial Corp. - IL*	4/9/14 SUGR-OTCBB		$9.20	31.4%	$9.00	28.6%	$9.10	30.0%	$9.10	30.0%
Clifton Bancorp Inc. - NJ*	4/2/14 CSBK-NASDAQ		$11.61	16.1%	$11.57	15.7%	$11.69	16.9%	$11.69	16.9%
Waterstone Financial, Inc. - WI*	1/23/14 WSBF-NASDAQ		$10.66	6.6%	$10.58	5.8%	$10.58	5.8%	$10.30	3.0%
	Averages - Second Step Conversions:		$10.49	18.0%	$10.38	16.7%	$10.46	17.6%	$10.36	16.6%
	Medians - Second Step Conversions:		$10.66	16.1%	$10.58	15.7%	$10.58	16.9%	$10.30	16.9%
	Averages - All Conversions:		$10.37	13.5%	$10.35	13.1%	$10.41	13.8%	$10.37	13.5%
	Medians - All Conversions:		$10.33	11.4%	$10.42	10.8%	$10.42	11.4%	$10.35	10.5%

Note: * - Appraisal performed by RPFinancial; BOLD = RPFin. Did the business plan, “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.
(1) As a percent of MHC offering for MHC transactions.	(5) Mutual holding company proforma data on full conversion basis.
(2) Does not take into account the adoption of SOP 93-6.	(6) Simultaneously completed acquisition of another financial institution.
(3) Latest price if offering is less than one w eek old.	(7) Simultaneously converted to a commercial bank charter.
(4) Latest price if offering is more than one w eek but less than one month old.	(8) Former credit union.	April 17, 2014

Boards of Directors

April 17, 2014

Table 7

Market Pricing Comparatives

Prices As of April 17, 2014

		Market		Per Share Data
		Capitalization		Core	Book						Dividends(3)			Financial Characteristics(5)
		Price/	Market	12 Month	Value/	Pricing Ratios(2)					Amount/		Payout	Total	Equity/	Tang Eq/	NPAs/	Reported		Core
Financial Institution		Share	Value	EPS(1)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(4)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies (6)		16.59	358.83	0.83	15.37	17.37	106.86	13.62	115.27	18.18	0.30	1.74	52.78	2,509	13.14	12.52	2.44	0.56	4.28	0.51	3.80
Converted Last 3 Months (no MHC)		11.00	332.54	0.32	12.76	11.70	86.12	22.16	86.18	23.95	0.23	2.08	22.73	1518.00	25.65	25.64	2.70	1.08	4.41	0.63	2.55
Converted Last 3 Months (no MHC)
CSBK	Clifton Bancorp, Inc. of NJ	11.69	310.87	0.21	13.10	NM	89.24	24.75	89.24	NM	0.25	2.18	NM	1,224	27.74	27.74	0.36	0.49	1.76	0.44	1.60
WSBF	Waterstone Financial Inc of WI	10.30	354.21	0.43	12.41	11.70	83.00	19.56	83.13	23.95	0.20	1.97	22.73	1,812	23.56	23.54	5.04	1.66	7.05	0.82	3.50

(1)	Core income, on a diluted per-share basis. Core income is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of securities, amortization of intangibles, goodwill and nonrecurring items. Assumed tax rate is
(2)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. P/E and P/Core =NM if the ratio is negative or above 35x.
(3)	Indicated 12 month dividend, based on last quarterly dividend declared.
(4)	Indicated 12 month dividend as a percent of trailing 12 month earnings.
(5)	ROAA (return on average assets) and ROAE (return on average equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(6)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

Boards of Directors

April 17, 2014

An analysis of the Company’s updated financial condition to the Peer Group remained comparable to the discussion as contained in the Original Appraisal. We have considered the improvements in asset quality by the Company, although, relative ratios and net charge-offs remains at elevated levels in comparison to the Peer Group. We also took into account that both reported and core earnings have improved, although we have considered that there is still significant risk to future earnings stemming from problem assets and OREO. The most significant new information which we evaluated in terms of financial consideration, in relation to the valuation, is the Company’s 13% increase in equity between December 31, 2013 and March 31, 2014.

The general market for thrift stocks has improved since the date of the Original Appraisal, as indicated in Table 5, by the increases exhibited in the SNL Index for all publicly-traded thrifts (and the updated pricing measures for the Peer Group and all publicly-traded thrifts). As discussed previously, one standard conversion offering was completed over the last three months, which was a smaller offering compared to the Company’s offering.

Lastly, in considering the effect of government regulations and regulatory reform, we have considered the improvement of the Bank’s regulatory position, in terms of the replacement of the Bank’s Order with the MOU (the Written Agreement remains in place for the Company). We have considered the regulatory restrictions on the Company receiving common stock dividends, regulatory restrictions on the Company paying dividends on its common stock and making distributions of interest on subordinated debentures, and the enhanced regulatory oversight that regulatory agreements imply.

In view of the foregoing factors taken together, we believe it is appropriate to adjust the pro forma value upward by approximately 15% relative to the Original Appraisal. This increase is driven by the increase in reported earnings and pre-conversion equity, and somewhat improved regulatory position. The increase was tempered however, by the continuing risk to core earnings, and the fact that the Written Agreement remains in place and the Bank is subject to an MOU, including the IMCRs.

Valuation Approaches

In applying the accepted valuation methodology originally promulgated by the OTS and accepted by the FRB and the Commissioner, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions, insider purchases, and Offering expenses (summarized in Exhibits 2 and 3). In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in the Original Appraisal.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, and the approximate 15% increase in value, RP Financial concluded that as of April 17, 2014, the aggregate pro forma market value of Macon’s conversion stock was $49,500,000 at the midpoint, equal to 4,950,000 shares at $10.00 per share. Relative to the $43,000,000 valuation conclusion in the Original Appraisal, the $49,500,000 updated value at the midpoint represents a 15.1% increase.

Boards of Directors

April 17, 2014

In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Original Appraisal. These considerations are discussed more fully below.

1. P/E Approach. The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings on a trailing twelve month basis through March 31, 2014, as well as a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items. In deriving core earnings over the most recent twelve month period, adjustments made to reported earnings are to eliminate non-operating items, such as gains on the sale of securities, the change in the DTA valuation allowance, and non-recurring interest income. The derivation of the Company’s core earnings for the twelve months ended March 31, 2014 is set forth in the table below.

Amount
($000)
Reported Net Income	$916
Less: Gain on Sale of Investments (Tax effected @ 30%)	(241)
Less: Non-recurring Interest Income (Tax effected @ 30%)	(630)
Addback: Change in DTA Valuation Allowance	429

Core Net Income	$474

Based on the Company’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma earnings on a reported and core basis were relatively low, and resulted in price/earnings and price/core earnings multiples in excess of 35 times. These earnings multiples were deemed “not meaningful” for appraisal valuation purposes. The Peer Group’s average and median P/E ratios were 19.04 and 19.75 times and the average and median P/Core earnings ratios were 19.66 and 20.71 times. The Company’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 8, and the pro forma calculations are detailed in Exhibits 2 and 3.

2. P/B Approach. The application of the P/B valuation method requires calculating the Company’s pro forma market value by applying a valuation P/B ratio, derived from the Peer Group’s P/B ratio, to the Company’s pro forma book value. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $49.5 million midpoint valuation, the Company’s pro forma P/B and P/TB ratios both equaled 59.52%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 91.00% and 96.52%, the Company’s updated ratios reflected discounts of 34.6% and 38.3% (versus discounts of 32.9% and 36.8% from the Peer Group’s average P/B and P/TB ratios as indicated in the Original Appraisal). In comparison to the median P/B and P/TB ratios indicated for the Peer Group of 88.28% and 93.37%, the Company’s updated ratios reflected discounts of 32.6% and 36.3% (versus discounts of 31.4% and 35.7% from the Peer Group’s median P/B and P/TB ratios as indicated in the Original Appraisal). At the top of the super range, the Company’s P/B and P/TB ratios both equaled 66.49% and reflected discounts of 31.1% relative to the Peer Group P/TB average and 28.8% relative to the Peer Group P/TB median (versus discounts of 29.3% and 28.2% as indicated in the Original Appraisal).

Boards of Directors

April 17, 2014

Table 8

Public Market Pricing Versus Peer Group

Entegra Financial Corp.

As of April 17, 2014

			Market		Per Share Data
			Capitalization		Core	Book						Dividends(3)
			Price/	Market	12 Month	Value/		Pricing Ratios(2)				Amount/		Payout
			Share	Value	EPS(1)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(4)
			($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Entegra Financial Corp.
Supermaximum			$10.00	$65.46	$0.10	$15.04	NM	66.49%	7.69%	66.49%	NM	$0.00	0.00%	0.00%
Maximum			$10.00	$56.93	$0.11	$15.86	NM	63.05%	6.75%	63.05%	NM	$0.00	0.00%	0.00%
Midpoint			$10.00	$49.50	$0.12	$16.80	NM	59.52%	5.92%	59.52%	NM	$0.00	0.00%	0.00%
Minimum			$10.00	$42.08	$0.14	$18.08	NM	55.31%	5.08%	55.31%	NM	$0.00	0.00%	0.00%
All Non-MHC Public Companies(6)
Averages			$16.59	$358.83	$0.83	$15.37	17.37x	106.86%	13.62%	115.27%	18.18x	$0.30	1.74%	52.78%
Median			$14.75	$100.88	$0.65	$14.41	16.73x	97.28%	12.55%	102.85%	17.12x	$0.24	1.52%	42.07%
All Non-MHC State of NC(6)
Averages			$16.76	$200.28	$0.45	$19.08	26.33x	87.82%	15.68%	88.23%	24.80x	$0.00	0.00%	0.00%
Medians			$16.76	$200.28	$0.45	$19.08	26.33x	87.82%	15.68%	88.23%	24.80x	$0.00	0.00%	0.00%
Comparable Group
Averages			$13.34	$122.61	$0.64	$15.12	19.04x	91.00%	12.34%	96.52%	19.66x	$0.20	1.64%	38.57%
Medians			$11.51	$79.78	$0.58	$13.99	19.75x	88.28%	10.93%	93.37%	20.71x	$0.24	2.04%	31.68%
State of NC(6)
ASBB	ASB Bncp Inc	NC	$17.72	$87.97	$0.26	$20.06	NM	88.35%	12.18%	88.35%	NM	$0.00	0.00%	0.00%
HTBI	HomeTrust Bancshares Inc.	NC	$15.80	$312.58	$0.64	$18.10	26.33x	87.29%	19.18%	88.12%	24.80x	$0.00	0.00%	0.00%
Comparable Group
ASBB	ASB Bncp Inc	NC	$17.72	$87.97	$0.26	$20.06	NM	88.35%	12.18%	88.35%	NM	$0.00	0.00%	0.00%
CHEV	Cheviot Financial	OH	$10.50	$71.60	$0.25	$13.30	NM	78.93%	12.22%	89.62%	NM	$0.36	3.43%	171.43%
FCLF	First Clover Leaf Fin Corp.	IL	$9.35	$65.52	$0.45	$10.43	20.33x	89.63%	10.53%	106.64%	20.71x	$0.24	2.57%	52.17%
FSFG	First Savings Financial Group	IN	$23.10	$52.19	$2.10	$28.88	11.55x	79.99%	7.80%	94.31%	11.01x	$0.44	1.90%	20.50%
FRNK	Franklin Financial Corp.	VA	$19.86	$239.82	$0.69	$19.97	23.93x	99.45%	22.38%	99.45%	28.73x	$0.00	0.00%	0.00%
HTBI	HomeTrust Bancshares Inc.	NC	$15.80	$312.58	$0.64	$18.10	26.33x	87.29%	19.18%	88.12%	24.80x	$0.00	0.00%	0.00%
PULB	Pulaski Financial Corp.	MO	$10.37	$117.92	$0.70	$9.04	14.81x	114.69%	8.95%	119.44%	14.83x	$0.38	3.66%	54.29%
UCBA	United Community Bancorp	IN	$11.06	$56.95	$0.52	$14.41	19.75x	76.74%	11.12%	80.13%	21.40x	$0.24	2.17%	42.86%
UCFC	United Community Finl Corp.	OH	$3.71	$187.56	$0.04	$3.48	NM	106.67%	10.75%	106.77%	NM	$0.00	0.00%	0.00%
WAYN	Wayne Savings Bancshares	OH	$11.96	$33.95	$0.74	$13.56	16.61x	88.21%	8.29%	92.42%	16.15x	$0.32	2.68%	44.44%

					Financial Characteristics(5)
			Total	Equity/	Tang. Eq./	NPAs/	Rep-orted		Core
			Assets	Assets	T. Assets	Assets	ROAA	ROAE	ROAA	ROAE
			($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Entegra Financial Corp.
Supermaximum			$851	11.57%	11.57%	4.63%	0.13%	1.12%	0.08%	0.67%
Maximum			$843	10.71%	10.71%	4.68%	0.13%	1.19%	0.08%	0.70%
Midpoint			$836	9.95%	9.95%	4.72%	0.13%	1.27%	0.07%	0.74%
Minimum			$829	9.18%	9.18%	4.76%	0.12%	1.36%	0.07%	0.78%
All Non-MHC Public Companies(6)
Averages			$2,509	13.14%	12.52%	2.44%	0.56%	4.28%	0.51%	3.80%
Median			$805	12.29%	11.20%	1.81%	0.56%	4.68%	0.58%	4.32%
All Non-MHC State of NC(6)
Averages			$1,181	17.88%	17.78%	3.90%	0.46%	2.29%	0.47%	2.27%
Medians			$1,181	17.88%	17.78%	3.90%	0.46%	2.29%	0.47%	2.27%
Comparable Group
Averages			$929	14.05%	13.45%	3.37%	0.56%	4.20%	0.55%	4.07%
Medians			$710	12.90%	12.25%	3.04%	0.55%	4.19%	0.53%	3.90%
State of NC(6)
ASBB	ASB Bncp Inc	NC	$733	13.79%	13.79%	2.82%	0.19%	1.37%	0.16%	1.14%
HTBI	HomeTrust Bancshares Inc.	NC	$1,629	21.98%	21.77%	4.97%	0.73%	3.21%	0.77%	3.40%
Comparable Group
ASBB	ASB Bncp Inc	NC	$733	13.79%	13.79%	2.82%	0.19%	1.37%	0.16%	1.14%
CHEV	Cheviot Financial	OH	$587	15.49%	13.90%	2.60%	0.24%	1.43%	0.28%	1.71%
FCLF	First Clover Leaf Fin Corp.	IL	$622	11.75%	10.07%	2.22%	0.55%	4.40%	0.54%	4.32%
FSFG	First Savings Financial Group	IN	$687	12.00%	10.71%	2.29%	0.71%	5.64%	0.75%	5.91%
FRNK	Franklin Financial Corp.	VA	$1,075	22.51%	22.51%	5.59%	0.91%	3.98%	0.75%	3.32%
HTBI	HomeTrust Bancshares Inc.	NC	$1,629	21.98%	21.77%	4.97%	0.73%	3.21%	0.77%	3.40%
PULB	Pulaski Financial Corp.	MO	$1,294	9.04%	8.76%	4.33%	0.72%	7.58%	0.72%	7.59%
UCBA	United Community Bancorp	IN	$512	14.49%	13.96%	3.98%	0.52%	3.77%	0.48%	3.47%
UCFC	United Community Finl Corp.	OH	$1,738	10.07%	10.07%	3.25%	0.56%	5.32%	0.47%	4.46%
WAYN	Wayne Savings Bancshares	OH	$410	9.40%	9.01%	1.63%	0.51%	5.24%	0.53%	5.39%
(1)	Core income, on a diluted per-share basis. Core income is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of securities, amortization of intangibles, goodwill and nonrecurring items. Assumed tax rate is 35%.

(2)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. P/E and P/Core =NM if the ratio is negative or above 35x.

(3)	Indicated 12 month dividend, based on last quarterly dividend declared.

(4)	Indicated 12 month dividend as a percent of trailing 12 month earnings.

(5)	ROAA (return on average assets) and ROAE (return on average equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.

(6)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

Boards of Directors

April 17, 2014

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). As discussed previously, one standard conversion has been completed over the last three months. This standard conversion closed at a pro forma price/tangible book ratio of 55.0% (see Table 6). In comparison, the Company’s pro forma price/tangible book ratio at the appraised midpoint value reflects a premium of 8.2% and at the supermaximum of the range reflects an implied premium of 20.9%.

3. P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio that is computed herein. At the $49.5 million midpoint of the valuation range, the Company’s value equaled 5.92% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 12.34%, which implies a discount of 52.0% has been applied to the Company’s pro forma P/A ratio (versus a discount of 56.5% at the midpoint valuation in the Original Appraisal). In comparison to the Peer Group’s median P/A ratio of 10.93%, the Company’s pro forma P/A ratio at the midpoint value reflects a discount of 45.8% (versus a discount of 50.4% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of April 17, 2014, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, equaled $49,500,000 at the midpoint, equal to 4,950,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $42,075,000 and a maximum value of $56,925,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 4,207,500 at the minimum and 5,692,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $65,463,750 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 6,546,375. The pro forma valuation calculations relative to the Peer Group are shown in Table 8 and are detailed in Exhibit 2 and Exhibit 3.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening

Managing Director

Marcus Faust

Managing Director